Exhibit 99.7
Alpha Natural Resources, Inc.
(formerly Foundation Coal Holdings, Inc.)
2004 Stock Incentive Plan
Retention plan Restricted Stock Unit Agreement (Employees)
     This Restricted Stock Unit Agreement is dated as of the issue date (the “Issue Date”) set forth on Exhibit A attached hereto (this “Agreement”), and is between Alpha Natural Resources, Inc., a Delaware corporation (the “Company”), and the individual named as Award Recipient on Exhibit A (the “Award Recipient”).
     The 2004 Stock Incentive Plan (as amended and restated, the “Plan”) was established to aid the Company and its Affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the Company and its Affiliates by providing compensation and incentives through the granting of Awards. All capitalized terms not otherwise defined in this Agreement have the same meaning given such capitalized terms in the Plan.
     Pursuant to the provisions of the Plan, the Committee has full power and authority to direct the execution and delivery of this Agreement in the name and on behalf of the Company, and has authorized the execution and delivery of this Agreement.
Agreement
     The parties agree as follows:
     Section 1. Issuance of Stock. Subject and pursuant to all terms and conditions stated in this Agreement and in the Plan, on the Issue Date, the Company hereby grants to Award Recipient the number of restricted stock units (the “Units”) for the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), set forth on Exhibit A. For purposes of this Agreement, the “Shares” to be issued under this Award shall include all of the shares of Common Stock issued to Award Recipient pursuant to this Agreement plus any Shares issued with respect to such shares of Common Stock before the Shares are actually issued under this Award, including, but not limited to, shares of the Company’s capital stock issued by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.
     Section 2. Vesting; Restriction on Transfer and Forfeiture of Unvested Shares.
     (a) None of the Units may be sold, transferred, pledged, hypothecated or otherwise encumbered or disposed of until they have vested in accordance with the terms of this Section 2 and Exhibit A. Except as set forth in this Section 2, effective at the close of business on the date Award Recipient ceases to be employed by the Company and its Affiliates or, if earlier, the date Award Recipient breaches the confidentiality covenant in Section 9 hereof, any Units that are not vested in accordance with this Section 2 shall be automatically forfeited to the Company without any further obligation on the part of the Company. For purposes of clarity, the vesting requirements for Units granted under this Agreement constitute a modification of any vesting provisions set forth in any plan applicable to Award Recipient, or in any agreement between the Award Recipient and the Company and/or any Affiliate, such that this Award shall not vest except as provided in this Section 2 of the Agreement.
     (b) Except as provided herein and subject to the Award Recipient’s continued Employment with the Company and its Affiliates, the Units will vest according to the vesting schedule set forth on Exhibit A. If: (i) Award Recipient’s Employment is involuntarily terminated without Cause (as defined below) during the 90-day period immediately preceding a Change in Control (as defined below) or on or within the one-year period immediately following a Change in Control, any unvested Units shall immediately vest in full and shares subject to the Award shall be issued to the Award Recipient immediately thereafter; (ii) Award Recipient’s Employment with the Company is involuntarily terminated without Cause, or as a result of Award Recipient’s Permanent Disability (as defined below) or death, any unvested Units shall become vested based on the ratio of the number of complete months the Award Recipient is employed or serves with the Company and its Affiliates during the vesting period to the total number of complete months in the vesting period and shares subject to the Award shall be issued to the Award Recipient immediately thereafter; or (iii) Award Recipient’s Employment is terminated for any other reason, including for Cause, due to retirement or resignation, any unvested portion of the Award shall be forfeited. Any and all payments under this Award shall be made in calendar year in which the Award vests on a date determined by the Committee and, in all cases, within the “applicable 2 1/2 month period” specified in Treas. Reg. §1.409A-1(b)(4).
     (c) For purposes of this Agreement (and notwithstanding any definition set forth in the Plan), the following terms shall have the following meanings: (i) a “Change in Control” shall mean (A) any merger, consolidation or business combination in which the stockholders of the Company immediately prior to the merger, consolidation or business combination do not own at least a majority of the outstanding equity interests of the surviving parent entity, (B) the sale of all or substantially all of the Company’s assets in a single transaction or a series of related transactions, (C) the acquisition of beneficial ownership or control of (including, without limitation, power to vote) a majority of the outstanding Common Shares by any person or entity (including a “group” as defined by or under Section 13(d)(3) of the Exchange Act), (D) the stockholders of the Company approve any plan for the dissolution or liquidation of the Company, or (E) a contested election of directors, as a result of which or in connection with which the persons who were directors of the Company before such election or their nominees cease to constitute a majority of the Board; (ii) the term “Permanent Disability” shall mean Award Recipient’s physical or mental incapacity to perform his or her usual duties with such condition likely to remain continuously and permanently as determined by the Company; (iii) the term “Cause” shall mean “Employer Cause” as set forth in any employment agreement between the Award Recipient and the Company or, in the absence of such an agreement, “Cause” as defined by the Company’s and its Affiliates’ plans applicable to the Award Recipient or employment policies in effect at the time of termination. Notwithstanding the foregoing definition of Change in Control and for purposes of this Agreement, a Change in Control shall not occur with respect to any and all transactions necessary to effectuate, arising out of or incidental to that certain Agreement and Plan of Merger between Alpha Natural Resources, Inc. and Foundation Coal Holdings, Inc., dated May 11, 2009.
     Section 3. Dividend Equivalent Rights. Should a regular cash dividend be declared on the Company’s Common Stock at a time when unissued Shares of such Common Stock are subject to your Award, then the number of Shares at that time subject to the Award will automatically be increased by an amount determined in accordance with the following formula, rounded down to the nearest whole share:
X = (A x B)/C, where

X	=	the additional number of Shares which will become subject to your Award by reason of the cash dividend;

A	=	the number of unissued Shares subject to this Award as of the record date for such dividend;

B	=	the per Share amount of the cash dividend; and

C	=	the closing selling price per Share of the Company’s Common Stock on the New York Stock Exchange on the payment date of such dividend.
          The additional Shares resulting from such calculation will be subject to the same terms and conditions (including, without limitation, any applicable vesting requirements and forfeiture provisions) as the unissued Shares of Common Stock to which they relate under the Award.
     Section 4. Investment Representation. Award Recipient hereby acknowledges that the Units and Shares relating to the Units shall not be sold, transferred, assigned, pledged or hypothecated in the absence of an effective registration statement for the Shares under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws or as otherwise provided herein or in the Plan. Award Recipient also agrees that the Units and Shares which Award Recipient acquires pursuant to this Agreement will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable securities laws, whether federal or state.
     Section 5. Issuance and Delivery of Shares; Rights as an Award Recipient. The parties agree that, subject to satisfaction of the applicable tax withholding requirements set forth in Section 6 and the other terms and conditions of this Agreement and the Plan, certificate(s) or other evidence of ownership representing the Shares underlying the Units shall be delivered to Award Recipient at the end of the vesting period set forth on Exhibit A. Promptly following the end of the vesting period set forth on Exhibit A, Alpha or its designated agent shall (a) deliver to Award Recipient certificates or other evidence of ownership representing vested Shares, provided, however, that Award Recipient has complied with any withholding tax requirements as set forth in Section 6 and the other terms and conditions of this Agreement and the Plan, and (b) cancel any Shares that have been forfeited by Award Recipient pursuant to Section 2. Any and all payments under this Award shall be made in calendar year in which the Award vests on a date determined by the Committee and, in all cases, within the “applicable 2 1/2 month period” specified in Treas. Reg. §1.409A-1(b)(4). The Company shall not issue stock certificate(s) or other evidence of ownership representing Shares if the Committee or other authorized agent determines, in its or his sole discretion, that the issuance of such certificate(s) or other evidence of ownership would violate the terms of the Plan, this Agreement or applicable law. Except as otherwise provided in the Plan, the Award Recipient shall not have any of the rights or privileges of a stockholder of the Company, including voting rights and actual dividend rights, with respect to any of the Shares underlying an Award unless and until the Award Recipient becomes the record holder of the Shares following their actual issuance to the Award Recipient and the Award Recipient’s satisfaction of applicable withholding taxes.
     Section 6. Income Taxes. Award Recipient acknowledges that any income for federal, state or local income tax purposes that Award Recipient is required to recognize on account of the vesting of the Units and issuance of the Shares to Award Recipient shall be subject to withholding of tax by the Company. In accordance with administrative procedures established by the Company, Award Recipient may elect to satisfy Award Recipient’s minimum statutory withholding tax obligations, if any, on account of the vesting of the Units and/or issuance of Shares, in one or a combination of the following methods: in cash or by separate check made payable to the Company and/or by authorizing the Company to withhold from the Shares to be issued to the Award Recipient a sufficient number of whole Shares distributable in connection with such Award equal to the applicable minimum statutory withholding tax obligation. In the event Award Recipient does not make such payment when requested, the Company may refuse to issue or cause to be delivered any Shares under this Agreement or any other incentive plan agreement entered into by Award Recipient and the Company until such payment has been made or arrangements for such payment satisfactory to the Company have been made.
     Section 7. No Right to Employment. Neither the Plan nor this Agreement shall be deemed to give Award Recipient any right to continue to be employed by the Company or any Affiliate, nor shall the Plan or the Agreement be deemed to limit in any way the Company’s and Affiliates’ rights to terminate the Employment of the Award Recipient at any time. For purposes of this Agreement, the Committee shall determine whether the Award Recipient has terminated Employment with the Company and its Affiliates.
     Section 8. Further Assistance. Award Recipient will provide assistance reasonably requested by the Company and its Affiliates in connection with actions taken by Award Recipient while employed by the Company and/or its Affiliates, including but not limited to assistance in connection with any lawsuits or other claims against the Company and/or its Affiliates arising from events during the period in which Award Recipient was employed by the Company or any Affiliate.
     Section 9. Confidentiality. Award Recipient acknowledges that the business of the Company and its Affiliates is highly competitive and that the Company’s and its Affiliates’ strategies, methods, books, records, and documents, technical information concerning their products, equipment, services, and processes, procurement procedures and pricing techniques, the names of and other information (such as credit and financial data) concerning former, present or prospective customers and business affiliates, all comprise confidential business information and trade secrets which are valuable, special, and unique assets which the Company and its Affiliates use in their business to obtain a competitive advantage over competitors. Award Recipient further acknowledges that protection of such confidential business information and trade secrets against unauthorized disclosure and use is of critical importance to the Company and its Affiliates in maintaining their competitive position. Award Recipient acknowledges that by reason of Award Recipient’s duties to and association with the Company and its Affiliates, Award Recipient has had and will have access to and has and will become informed of confidential business information which is a competitive asset of the Company and its Affiliates. Award Recipient hereby agrees that Award Recipient will not, at any time, make any unauthorized disclosure of any confidential business information or trade secrets of the Company and its Affiliates, or make any use thereof, except in the carrying out of employment responsibilities. Award Recipient shall take all necessary and appropriate steps to safeguard confidential business information and protect it against disclosure, misappropriation, misuse, loss and theft. Confidential business information shall not include information in the public domain (but only if the same becomes part of the public domain through a means other than a disclosure prohibited hereunder). The above notwithstanding, a disclosure shall not be unauthorized if (i) it is required by law or by a court of competent jurisdiction or (ii) it is in connection with any judicial, arbitration, dispute resolution or other legal proceeding in which Award Recipient’s legal rights and obligations as an employee or under this Agreement are at issue; provided, however, that Award Recipient shall, to the extent practicable and lawful in any such events, give prior notice to the Company of Award Recipient’s intent to disclose any such confidential business information in such context so as to allow the Company and its Affiliates an opportunity (which Award Recipient will not oppose) to obtain such protective orders or similar relief with respect thereto as may be deemed appropriate. Any information not specifically related to the Company and its Affiliates would not be considered confidential to the Company and its Affiliates. In addition to any other remedy available at law or in equity, in the event of any breach by Award Recipient of the provisions of this Section 9 which is not waived in writing by the Company, all vesting of the Units shall cease effective upon the occurrence of the actions or inactions by Award Recipient constituting a breach by Award Recipient of the provisions of this Section 9.
     Section 10. Binding Effect; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Company (including its Affiliates) and Award Recipient and their respective heirs, representatives, successors and permitted assigns. This Agreement shall not confer any rights or remedies upon any person other than the Company (including its Affiliates) and the Award Recipient and their respective heirs, representatives, successors and permitted assigns. The parties agree that this Agreement shall survive the issuance of the Shares.
     Section 11. Agreement to Abide by Plan; Conflict between Plan and Agreement. The Plan is hereby incorporated by reference into this Agreement and the Plan is made a part hereof as though fully set forth in this Agreement. Award Recipient, by execution of this Agreement, (i) represents that he or she is familiar with the terms and provisions of the Plan, and (ii) agrees to abide by all of the terms and conditions of this Agreement, and the Plan. Award Recipient accepts as binding, conclusive and final all decisions or interpretations of the Committee (or its designee) of the Plan upon any question arising under the Plan, and this Agreement (including, without limitation, the date of any termination of Award Recipient’s Employment with the Company and its Affiliates). In the event of any conflict between the Plan and this Agreement, the Plan shall control and this Agreement shall be deemed to be modified accordingly, except to the extent that the Plan gives the Committee express authority to vary the terms of the Plan by means of this Agreement, in which case, this Agreement shall govern.
     Section 12. Entire Agreement. Except as otherwise provided herein, the Plan and this Agreement constitute the entire agreement between the parties and supersede any prior understandings, agreements, or representations by or between the parties, written or oral, to the extent they related in any way to the subject matter of this Agreement.
     Section 13. Choice of Law. To the extent not superseded by federal law, the laws of the state of Delaware (without regard to the conflicts laws of Delaware) shall control in all matters relating to this Agreement and any action relating to this Agreement must be brought in State and Federal Courts located in the Commonwealth of Virginia.
     Section 14. Notice. All notices, requests, demands, claims, and other communications under this Agreement shall be in writing. Any notice, request, demand, claim, or other communication under this Agreement shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient at the address set forth on the signature page or Exhibit A. Either party to this Agreement may send any notice, request, demand, claim, or other communication under this Agreement to the intended recipient at such address using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Either party to this Agreement may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner set forth in this section.
     Section 15. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     Section 16. Amendments. This Agreement may be amended or modified at any time by an instrument in writing signed by the parties hereto, or as otherwise provided under the Plan. Notwithstanding, the Company may, in its sole discretion and subject to the terms of the Plan, modify or amend the terms of this Agreement, impose conditions on the timing and effectiveness of the issuance of the Shares, or take any other action it deems necessary or advisable, to cause this Award to be excepted from Section 409A of the Code (or to comply therewith to the extent the Company determines it is not excepted).
     Section 17. Acknowledgments.
     (a) By accepting the Units, the Award Recipient acknowledges receipt of a copy of the Plan and the prospectus relating to the Units, and agrees to be bound by the terms and conditions set forth in the Plan and this Agreement, as in effect and/or amended from time to time.
     (b) The Plan and related documents, which may include but do not necessarily include the Plan prospectus, this Agreement and financial reports of the Company and its Affiliates, may be delivered to you electronically. Such means of delivery may include but do not necessarily include the delivery of a link to a Company intranet site or the internet site of a third party involved in administering the Plan, the delivery of the documents via e-mail or CD-ROM or such other delivery determined at the Committee’s or its designees discretion. Both Internet Email and the World Wide Web are required in order to access documents electronically.
     (c) This Award is intended to be excepted from coverage under Section 409A of the Code and the regulations promulgated thereunder and shall be interpreted and construed accordingly. Notwithstanding, Award Recipient recognizes and acknowledges that Section 409A of the Code may impose upon the Award Recipient certain taxes or interest charges for which the Award Recipients and shall remain solely responsible.
     (d) Award Recipient acknowledges that, by receipt of this Award, Award Recipient has read this Section 17 and consents to the electronic delivery of the Plan and related documents, as described in this Section 17. Award Recipient acknowledges that Award Recipient may receive from the Company a paper copy of any documents delivered electronically at no cost if Award Recipient contacts the __________ of the Company by telephone at (276) 619-4410 or by mail to One Alpha Place, P.O. Box 2345, Abingdon, VA 24212. Award Recipient further acknowledges that Award Recipient will be provided with a paper copy of any documents delivered electronically if electronic delivery fails.
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IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of this                     ___, 2009.

ALPHA NATURAL RESOURCES, INC.

By
Name:
Title:

Address:
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, VA 24212
Attn: _______________

AWARD RECIPIENT

EXHIBIT A
Name of Award Recipient:
Address of Award Recipient:
Issue Date:                     , 2009
Number of Shares of Restricted Stock Units:
Vesting Period/Schedule: